

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Wallace Cooney
Chief Financial Officer
Graham Holdings Co
1300 North 17th Street
Arlington, VA 22209

> **Re: Graham Holdings Co**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-06714**

Dear Wallace Cooney:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Trade & Services